UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

                  People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF AUTOCHINA INTERNATIONAL LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of AutoChina International Limited (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report is hereby incorporated by reference to the Post-Effective Amendment to the Registration Statement on Form S-8 (File No. 333-170786) of the Company.

Results of Operations and Financial Condition.

Following this page are the unaudited condensed consolidated financial statements as of March 31, 2014 and December 31, 2013 and the financial results for the three month periods ended March 31, 2014 and 2013 of the Company.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2014	2013
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$38,263	$31,370
Restricted cash	1,224	1,244
Accounts receivable, net of provision for doubtful debts of $23,393 and $20,891 respectively	27,630	27,931
Inventories	4,523	5,319
Prepaid expenses and other current assets	5,686	5,261
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $205 and $389, respectively	288,753	261,684
Deferred income tax assets	6,535	5,515
Total current assets	372,614	338,324

Noncurrent assets
Property, equipment and leasehold improvements, net	80,843	82,254
Deferred income tax assets	4,437	4,126
Net investment in direct financing and sales-type leases, net of current maturities	122,289	128,415

Total assets	$580,183	$553,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $126,786 and $124,654 as of March 31, 2014 and December 31, 2013, respectively)	$162,546	$160,737
Long-term payables, current portion (including long-term payables, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of March 31, 2014 and December 31, 2013, respectively)	1,452	1,436
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $349 and $93 as of March 31, 2014 and December 31, 2013, respectively)	6,371	10,130
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of 65,836 and $44,044 as of March 31, 2014 and December 31, 2013, respectively)	72,423	57,586
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $10,527 and $10,323 as of March 31, 2014 and December 31, 2013, respectively)	21,763	17,146
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $490 and $86 as of March 31, 2014 and December 31, 2013, respectively)	48,593	38,143
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $324 and $319 as of March 31, 2014 and December 31, 2013, respectively)	3,774	1,680
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,791 and $2,761 as of March 31, 2014 and December 31, 2013, respectively)	3,921	3,599

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2014	2013
	(unaudited)

Total current liabilities	320,843	290,457

Noncurrent liabilities
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $10,730 and $8,955 as of March 31, 2014 and December 31, 2013, respectively)	11,250	9,857

Total liabilities	332,093	300,314

Commitments and Contingencies (Note 11)	—	—

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,549,356 shares at March 31, 2014, respectively; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,545,939 shares at December 31, 2013, respectively	24	24
Additional paid-in capital	328,068	327,631
Statutory reserves	22,947	22,947
Accumulated losses	(132,208)	(129,609)
Accumulated other comprehensive income	29,259	31,812
Total shareholders’ equity	248,090	252,805

Total liabilities and shareholders’ equity	$580,183	$553,119

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended March 31,
	2014	2013

Revenues
Commercial vehicles	$141,531	$57,107
Finance	12,068	10,501
Insurance	4,390	3,747
Property lease and management	452	—
Total revenues	158,441	71,355

Cost of sales
Commercial vehicles	1,285	1,491
Commercial vehicles, related parties	136,143	54,717
Insurance	638	807
Property lease and management	632	—
Total cost of sales	138,698	57,015

Gross profit	19,743	14,340

Operating (income) expenses
Selling and marketing	2,445	2,203
General and administrative	12,014	11,776
Litigation expense (Note 11)	4,350	—
Interest expense	2,694	1,660
Interest expense, related parties	1,835	181
Other income, net	(1,989)	(2,413)
Total operating expenses	21,349	13,407

Income (loss) from operations	(1,606)	933

Other income
Interest income	33	92
Other income	33	92

Income (loss) before income taxes	(1,573)	1,025

Income tax provision	(1,026)	(612)

Net (loss)/income	(2,599)	413

Foreign currency translation adjustment	(2,553)	828

Comprehensive (loss)/income	$(5,152)	$1,241

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended March 31,
	2014	2013

Earnings per share
Basic	$(0.11)	$0.02
Diluted	$(0.11)	$0.02

Weighted average shares outstanding
Basic	23,547,628	23,538,919
Diluted	23,547,628	23,876,548

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Three Months Ended March 31,
	2014	2013

Net cash (used in) provided by operating activities	$(18,351)	$22,807

Cash flow from investing activities:
Capital expenditure on construction in progress	—	(601)
Purchase of property, equipment and leasehold improvements	(3,419)	(303)
Decrease (increase) in restricted cash	—	(1,273)

Net cash used in investing activities	(3,419)	(2,177)

Cash flow from financing activities:
Proceeds from borrowings	60,223	23,882
Repayments of borrowings	(57,218)	(43,626)
Proceeds from affiliates for debt	10,852	5
Increase in accounts payable, related parties	136,144	54,717
Repayment to accounts payable, related parties	(120,706)	(50,222)

Net cash provided by (used in) financing activities	28,415	(15,244)

Net cash provided by operating, investing and financing activities	6,645	5,386

Effect of foreign currency translation on cash and cash equivalents	(632)	207

Net increase in cash and cash equivalents	6,893	5,593

Cash and cash equivalents, beginning of the period	31,370	75,777

Cash and cash equivalents, end of the period	$38,263	$81,370

Supplemental disclosure of cash flow information:
Interest paid	$3,732	$2,185
Income taxes paid	$2,035	$2,904

 The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(in thousands except share and per share data)

NOTE 1 – BACKGROUND

AutoChina International Limited (the “Company” or “AutoChina”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations primarily consist of the commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services. In April 2013, the Company commenced office leasing business in China.

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of March 31, 2014, the Company had 549 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with various major insurance companies in China to sell insurance. AutoChina’s 549 store locations are each licensed to sell insurance from these carrier partners.

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 549 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and leases out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million cash portion of the purchase price was payable within six months of occupation of the Real Estate Asset (or no later than October 6, 2013). Unpaid amounts after October 6, 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2014). As of March 31, 2014 approximately $33.1 million is still owed to Alliance Rich due to the acquisition of Heat Planet.

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its variable interest entities (“VIEs”), Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”). Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”) from Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”) to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest in Hebei Chuanglian Finance Leasing Co., Ltd. to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and 20% interest of Chuanglian, respectively. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of March 31, 2014 and December 31, 2013, the loan balances guaranteed by the Company amounted to $2,087 and $2,498, respectively.

In May 2013, Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 the Company established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013, the Company established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) which is anticipated to hold the Company’s Internet-based businesses.

In January and February 2014, the Company established two new wholly-owned subsidiaries called First Auto Limited and Lian Sheng Investment Co, which was formed to facilitate the operation of future planned Internet-based businesses. As of May 31, 2014, the Company had not started the operation of the Internet-based businesses yet.

In January 2014, Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014, Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the negotiation power for offshore and local bank financing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of March 31, 2014 and December 31, 2013 and for the three months ended March 31, 2014 and 2013:

	March 31,	December 31,
	2014	2013
	(unaudited)

Total assets	$408,971	$407,289
Total liabilities	216,833	212,469

	Three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)

Revenues	$10,907	$6,898
Net loss	(3,021)	(2,921)

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2013 Annual Report filed with the SEC on April 18, 2014. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles which is used in determining revenue recognition by reference to the retail market price. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of March 31, 2014 and December 31, 2013 and the consolidated statements of income and comprehensive income for the three months ended March 31, 2014 and 2013 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the consolidated statement of operations and comprehensive income. The following are the exchange rates used by the Company as of March 31, 2014 and December 31, 2013, and for the three months ended March 31, 2014 and 2013.

December 31, 2013
Exchange rates as of the date specified	6.0969:1 RMB to USD
7.7546:1 HKD to USD

Average exchange rates for the years ended	6.1983:1 RMB to USD
7.7573:1 HKD to USD

	March 31, 2014	March 31, 2013
Exchange rates as of the date specified	6.1521:1 RMB to USD	6.2689:1 RMB to USD
	7.7575:1 HKD to USD	7.7624:1 HKD to USD

Average exchange rates for the three-months ended	6.1170:1 RMB to USD	6.2807:1 RMB to USD
	7.7604:1 HKD to USD	7.7581:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of March 31, 2014 and December 31, 2013, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of March 31, 2014 and December 31, 2013, the restricted cash was $1,224 and $1,244, respectively, which was guarantee deposits required by the China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC mortgage financing arrangement.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services, and the past due net investment in direct financing and sales-type leases. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and investment in direct financing and sales-type leases. Credit risk concentration with respect to accounts receivables and investments in leases is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Property, Equipment, Leasehold Improvements and Construction in progress

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings	40 years
Machinery and equipment	5 - 10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, due to affiliates and short-term borrowings. The carrying amounts of the financial instruments at March 31, 2014 and December 31, 2013 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, shareholders’ equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Mortgage Financing Arrangement

Under the mortgage financing arrangement with CITIC Bank, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement.

Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability and guarantees provided to CITIC Bank for the mortgage financing arrangement. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

The Company recognizes its current new commercial vehicle lease financing arrangement, including leases under the mortgage financing arrangement with China CITIC Bank, as a sales-type lease.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These sales revenues are recorded as “Commercial Vehicles”.

In addition, the Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease (and the fair value of the commercial vehicles) is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered. The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. With respect to the value added services (tires, fuel, insurance and second-hand vehicles financing services) that the Company offers, the Company provides one to three months of revolving credit facilities to eligible customers. Revenue from our tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The membership fee, interest from direct financing and sales-type lease, management servicing fee, and revenues from tires, fuel and insurance financing services are recorded as “Finance”. The insurance commission and agency fee is recorded as “Insurance”.

Penalty income generated from the lessees for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Other income”.

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight line basis and rents received from the tenants. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc, which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Cost of Sales

Cost of sales from commercial vehicles consists of the purchase price of the leased vehicle plus the direct labor costs of the operations.

Cost of sales from insurance consists of insurance commissions plus the direct labor costs of the operations.

Cost of sales for property lease and management consists of renovation costs, depreciation for the leased out portion of the Kai Yuan Center, real estate taxes and salaries for customer service and maintenance personnel.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $39 and $1 for the three months ended March 31, 2014 and three months ended March 31, 2013, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of two reporting and operating segments, the commercial vehicle sales, servicing, leasing and support business, and office leasing business.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)

Net (loss) / income	$(2,599)	$413
Weighted average number of common shares outstanding – Basic	23,547,628	23,538,919
Stock options	—	337,629
Weighted average number of common shares outstanding – Diluted	23,547,628	23,876,548
Earnings per share
Basic	$(0.11)	$0.02
Diluted	$(0.11)	$0.02

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values on grant date and amortizes to expense on straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that going forward a Binomial Pricing model is a better model for estimating the fair values of options.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows:

	March 31,	December 31,
	2014	2013
	(unaudited)

Net investment in direct financing and sales-type lease	$45,898	$44,062
Receivable from value-added services	2,405	2,700
Receivable from insurance commissions	2,718	2,060
Others	2	—
Less: Allowance for doubtful accounts	(23,393)	(20,891)
	$27,630	$27,931

Net investment in direct financing and sales-type lease included into the accounts receivable represents the net investment in direct financing and sales-type lease which is overdue and delinquent.

NOTE 4 –PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows:

	March 31,	December 31,
	2014	2013
	(unaudited)

Temporary advances to employees	$262	$166
Prepaid interest expenses	259	119
Prepaid rent	1,392	1,534
Prepaid other taxes	280	252
Prepaid fuel charges	21	30
Prepaid insurance	1,202	1,485
Other current assets	2,270	1,675
Total	$5,686	$5,261

Prepaid insurance mainly includes the amount prepaid by the Company on behalf of the customers for its insurance agency business. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

NOTE 5 – NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the net investment in direct financing and sales-type leases:

	March 31,	December 31,
	2014	2013
	(unaudited)

Minimum lease payments receivable	$449,410	$428,314
Less: Allowance for doubtful accounts	(205)	(389)
Net minimum lease payments receivable	449,205	427,925
Less: unearned interest income	(38,163)	(37,826)

Net investment in direct financing and sales-type leases	411,042	390,099
Less: Current maturities of net investment in direct financing and sales-type leases	(288,753)	(261,684)

Net investment in direct financing and sales-type leases, net of current maturities	$122,289	$128,415

Net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of March 31, 2014 and December 31, 2013, the aggregate effective interest rate on direct financing and sales-type leases is approximately 12.50% and 13.84% per annum, respectively.

At March 31, 2014, future minimum lease payments are as follows:

	Years Ending December 31,
	2014	2015	2016	Total

Net minimum lease payments receivable	$251,183	$188,795	$9,227	$449,205
Less: unearned interest income	(27,526)	(10,462)	(175)	(38,163)
Net investment in direct financing and sales-type leases	$223,657	$178,333	$9,052	$411,042

NOTE 6 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows:

	March 31,	December 31,
	2014	2013
	(unaudited)

Buildings and leasehold improvements	$74,172	$74,855
Furniture and fixtures	7,091	6,912
Machinery and equipment	6,181	6,238
Company automobiles	1,703	1,721
Total	89,147	89,726

Less: Accumulated depreciation and amortization	(8,304)	(7,472)
Property, equipment and leasehold improvements, net	$80,843	$82,254

Depreciation and amortization expense for the operations was approximately $988 and $473 for the three months ended March 31, 2014 and 2013, respectively.

The following schedule provides an analysis of AutoChina’s investment in property on operating leases and property held for lease by major classes as of March 31, 2014 and December 31, 2013.

	March 31,	December 31,
	2014	2013
	(unaudited)

Buildings and leasehold improvements	$61,691	$62,250
Machinery and equipment	5,241	5,289
Total	66,932	67,539

Less: Accumulated depreciation	(1,743)	(1,263)
Total	$65,189	$66,276

NOTE 7 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	March 31,	December 31,
	2014	2013
	(unaudited)

Accrued expenses	$7,265	$2,139
Business and other tax payables	6,654	7,108
Salary payable	2,358	2,715
Temporary receipt of insurance premium	213	149
Temporary receipt of insurance claims	995	1,326
Deposits received	2,246	2,220
Interest payable	440	356
Other current liabilities	1,592	1,133
Total	$21,763	$17,146

As of March 31, 2014, accrued expenses includes a $4,350 civil penalty to settle the SEC lawsuit (See Note 11). Deposits received represented security deposits received from staff and customer deposits. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, withholding taxes collected from customers for the value-added services.

NOTE 8 – LONG-TERM PAYABLES

Long-term payables represent security deposits from customers and amounts due under the mortgage financing arrangement with CITIC Bank.

	March 31,	December 31,
	2014	2013

Security deposits from customers	$10,729	$8,955
Amounts due under mortgage financing arrangement, net of current portion	521	902
Net long-term payables	$11,250	$9,857

Security deposits are required from customers as a condition of leasing a commercial vehicle. The security deposit is returned to the customer after the successful conclusion of the lease. The standard length of our leases is 26 months. At March 31, 2014, future security deposits due to be returned to customers assuming successful conclusions of the related leases are as follows:

	Years Ending December 31,
	2014	2015	2016	Total
Security deposits from customers	$951	$8,259	$1,519	$10,729

Long-term payables from the mortgage financing arrangement consist of the following:

	March 31,	December 31,
	2014	2013
	(unaudited)

Total amounts due under mortgage financing arrangement	$2,087	$2,498
Less: Unrealized interest expense	(114)	(160)
Net amounts due under mortgage financing arrangement	$1,973	$2,338
Amounts due under mortgage financing arrangement, current	(1,452)	(1,436)
Amounts due under mortgage financing arrangement, non-current	$521	$902

Under the mortgage financing arrangement with CITIC Bank, the Company’s customers obtain mortgage financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the mortgage financing on behalf of the customer. The CITIC mortgage financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC mortgage financing arrangement.

The loans bore interest at rates in the range of 7.46% to 8.10% as of March 31, 2014, are denominated in RMB and have terms maturing within two years.

At March 31, 2014, future amounts due under long-term payables are as follows:

	Years Ending December 31,
	2014	2015	2016	Total

Long-term payables	$1,168	$919	$—	$2,087
Less: Unrealized interest expense	(89)	(25)	—	(114)
Total long-term payables	$1,079	$894	$—	$1,973

NOTE 9 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows:

	Weighted-average interest rate
	March 31,	December 31,		March 31,	December 31,
	2014	2013	Maturities	2014	2013
				(unaudited)

Short-term bank loans	6.84%	6.50%	August 2014 to January 2015	$162,546	$160,737

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 6.44% to 7.80% as of March 31, 2014, are denominated in RMB and have terms maturing within one year. The Company has repaid the loans that were due in the first quarter of 2014.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $30,088 and $20,392 as of March 31, 2014 and December 31, 2013 respectively. The total carrying amount of net investment in direct financing and sales-type lease receivables that have been pledged as collateral to secure financing from commercial banks is $372,952 and $341,480 as of March 31, 2014 and December 31, 2013 respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is $6,132 and $6,598 as of March 31, 2014 and December 31, 2013 respectively.

NOTE 10 – INCOME TAXES

Cayman Islands: Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong: The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended March 31, 2014 and during 2013. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China: Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the condensed consolidated statements of income are as follows:

	Three months ended March 31,
	2014	2013

Current	$2,357	$4,738
Deferred	(1,331)	(4,126)
Total	$1,026	$612

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	March 31,	December 31,
	2014	2013
	(unaudited)
Current
Deferred income tax assets:
Provision for doubtful accounts	$5,913	$5,334
Accrued liabilities	1,009	907
Tax loss carry forward	785	715
Other temporary differences	589	598
Net deferred income tax assets – current	8,296	7,554

Deferred income tax liabilities – current
Unearned income	(1,761)	(2,039)

Net deferred income tax assets– current	$6,535	$5,515

Non-current
Deferred income tax assets:
Accrued liabilities	1,772	1,789
Tax loss carry forward	2,353	2,145
Others	312	192
Deferred income tax assets – non-current	$4,437	$4,126

As of March 31, 2014 and December 31, 2013, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At March 31, 2014, the Company had $12,554 of tax loss carry forwards that expire through December 31, 2018.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-deductible expenses	(90.3)%	32.4%
Non-taxable income	(5.7)%	(8.6)%
Effect of rate differences in various transportation centers and others	(5.5)%	10.9%
Effective tax rate	(65.1)%	59.7%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months ended March 31, 2014 and 2013. As of March 31, 2014 and December 31, 2013, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $777 and $807 for the three months ended March 31, 2014 and 2013, respectively.

Future minimum payments under long-term, non-cancelable leases as of March 31, 2014, are as follows:

Year Ending December 31,	Future Minimum Payments
2014 (nine months)	$167
2015	627
2016	322
2017	26
2018	17
After 2018	—
Total	$1,159

Legal Proceedings

Prior to January 6, 2012, the staff of the SEC had been conducting a non-public investigation relating to the Company and, in this regard, the Company and its officers received subpoenas for information. On January 6, 2012, the Company announced that it received a Wells Notice from the staff of the SEC, which the Company responded to. The Company cooperated with the SEC regarding this matter, including voluntarily providing information beyond that formally requested by the SEC staff. On April 11, 2012, the SEC filed a lawsuit against the Company and 11 of its shareholders for stock manipulation, alleging that the Company deliberately manipulated trading in its shares to create the appearance of a liquid and active market. In June 2014 the Company reached a final agreement with the SEC to settle the lawsuit. The agreement has been entered into by the Company on a “no admit or deny” basis, and the Company is not required to restate its financial statements for any reporting period. The settlement has been approved and entered by the federal court and the matter is now fully concluded. The Company agreed to pay a $4,350 civil penalty, which was fully accrued and recorded as litigation expense in the Company’s condensed consolidated financial statements as of March 31, 2014. Hui Kai Yan, the Company’s director and secretary at the time the lawsuit was filed, also a defendant in the lawsuit, agreed to pay a $150,000 civil penalty and agreed to no longer being an officer or director of a public company.

In the opinion of management, there are no other material claims, assessments or litigation pending against the Company.

Guarantee

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with CITIC Bank, whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of March 31, 2014, the loan balance guaranteed by the Company amounted to $2,087, which was the maximum potential further payment the Company would be obligated to make, in the event that the customer is unable to make the repayment due. Should the Company be required to pay any portion of the loan, it would attempt to recover some or the entire amount from the customer and disposal of pledged commercial vehicles. The Company believes that the possibility of loss is remote.

NOTE 12 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

AutoChina’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2016. The following is a schedule of minimum future rents on non-cancelable operating leases at March 31, 2014.

Year Ending December 31,	Future Minimum Rentals
2014 (nine months)	$1,980
2015	2,139
2016	1,711
2017	137
Later years	—
Total	$5,967

There are no contingent rentals as of March 31, 2014.

NOTE 13 – SEGMENT REPORTING

The Company measures segment income as income from operations less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

Upon consummation of the merger of Heat Planet and the Company, the Company operated two segments: commercial vehicle sales, servicing, leasing and support segment and office leasing segment. Prior to the acquisition of Heat Planet in August 2012, the Company operated a single segment of commercial vehicle sales, servicing, leasing and support segment. No lease revenue was generated until July 2013.

Three months ended March 31, 2014

(in thousands)

	Commercial Vehicles	Office Leasing	Totals

Segment revenues	$157,989	$452	$158,441

Cost of sales	$138,066	$632	$138,698

Gross profit (loss)	$19,923	$(180)	$19,743

Selling and marketing	$2,379	$66	$2,445
General and administrative	$11,487	$527	$12,014
Litigation expense*	$4,350	—	$4,350
Interest expense	$4,529	—	$4,529
Other income, net	$(1,989)	—	$(1,989)

Income (loss) from operations	$(833)	$(773)	$(1,606)

Interest income	$(33)	$—	$(33)

Depreciation and amortization	$508	$480	$988

Segment income (loss) before taxes	$(800)	$(773)	$(1,573)

 *Litigation expense has been presented as part of the commercial vehicles segment.

The carrying values of the assets of the office leasing segment as of March 31, 2014 and December 31, 2013 are $93,928 and $78,658, respectively. The remaining carrying values of assets as of March 31, 2014 and December 31, 2013 are $486,255 and $474,461, respectively, which are related to the commercial vehicle sales, servicing, leasing and support segment.

NOTE 14 – RELATED PARTY BALANCES AND TRANSACTIONS

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”), Honest Best and other companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration of the acquisition of Heat Planet. The amount was payable within six months of the later of the occupation of the Real Estate Asset, which occurred in April 2013, and delivery of the audited financial statements of Heat Planet for the five months ended May 31, 2012, which were delivered in December 2012. Unpaid amounts after October 6, 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2014). As of March 31, 2014 approximately $33.1 million is still owed to Alliance Rich due to the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and continues to be unsecured and due on demand by the lender.

The amount due to AutoChina Inc., Smart Success Investment Limited (“Smart Success”) and Mr. Li were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of March 31, 2014 and December 31, 2013 were as follows:

		March 31,	December 31,
	Notes	2014	2013
		(unaudited)

Mr. Li		$144	$144
Alliance Rich	(1)	33,056	32,560
Hebei Kaiyuan	(1)	15,384	5,430
Smart Success	(1)	9	9
Total		$48,593	$38,143

Notes:

(1)	Entity controlled by Mr. Li.

Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging to the Company interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In December 2013, the Company began obtaining short-term trade financing to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of March 31, 2014 and December 31, 2013 was as follows:

	March 31,	December 31,
	2014	2013
	(unaudited)

Ruituo	$30,067	$45,025
Beiguo Auto	$7,793	$3,116
Xinji Beiguo Mall	$34,563	$9,445
	72,423	57,586

Related Party Transactions

During the periods presented, the details of the related party transactions were as follows:

		Three months ended March 31,
	Notes	2014	2013
		(unaudited)	(unaudited)
Capital nature:
Hebei Kaiyuan	(a)	$21,252	$20,737
Hebei Kaiyuan	(d)	9,972	—
Hebei Kaiyuan	(f)	140	—
Hebei Ruijie Hotel Management Co. Ltd	(1) (a)	24,522	23,928
Kaiyuan Shengrong	(1) (b)	—	10,369
Kaiyuan Shengrong	(1) (c)	—	10,369
Ruituo	(a)	24,522	23,928
Mr. Li	(a)	70,296	—
Alliance Rich	(f)	508	—

Trading nature:
Hebei Kaiyuan	(f)	$—	$21
Kaiyuan Shengrong	(1) (f)	—	139
Ruituo	(e)	105,836	54,717
Ruituo	(f)	640	20
Beiguo Auto	(e)	4,848	—
Beiguo Auto	(f)	110	—
Xinji Beiguo Mall	(e)	25,460	—
Xinji Beiguo Mall	(f)	437	—

Notes:

(1)	Entity controlled by Mr. Li.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Bank loan guarantee provided by the Company to the affiliate.

(c)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.
(d)	Loan provided to the Company during the period.
(e)	Sale of automobiles to the Company, including VAT, during the period.
(f)	Interest expenses incurred by the Company during the period.

During the three months ended March 31, 2014 and 2013, the Company purchased commercial vehicles from Ruituo amounting to $105,836 and $54,717, respectively. The Company incurred interest expense of $640 and $20 for the purchase from Ruituo throughout the three months ended March 31, 2014 and 2013, respectively.

The Company occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate of Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company until April 2013, when the Company moved to and began occupying its new wholly-owned office space in the Kai Yuan Center.

NOTE 15 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and net investments in direct financing and sales-type leases. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment.

The Company further evaluated the portfolio by the class of the account receivables and net investments in direct financing and sales-type leases, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk. The Company’s account receivables and net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type lease and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type lease) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss.

The credit quality of net investment in sales-type lease and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include past due and undue.

Impaired net investment in direct financing and sales-type lease and receivable from value-added services

Net investment in direct financing and sales-type leases and account receivables is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The lease with past due receivable has the highest probability for credit loss. The finance receivable is impaired when the unpaid lease contract amount with past due receivable exceeds the most probable source of repayment, and the difference is recognized as allowance of credit loss, which will be allocated to accounts receivable and the excess portion, if any, to net investment in direct financing and sales-type lease. The most probable source of repayment is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

Recognition of income is suspended and a lease is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases are recorded against the receivable and then to any unrecognized income.

Allowance for credit loss activity

The allowance for credit loss as of March 31, 2014 and December 31, 2013 were as follows:

	March 31,	December 31,
	2014	2013
	(unaudited)

Balance at the beginning of the period	$21,280	$12,337
Provision during the period	3,549	18,886
Bad debts written off	(1,231)	(9,943)
Balance at the end of the period	$23,598	$21,280

Credit quality of finance receivables

The carrying amount of the past due and undue finance receivables as of March 31, 2014 and December 31, 2013 was as follows:

March 31, 2014	Undue	Past due	Total carrying amount

Net investment in direct financing and sales-type leases	$411,042	$—	$411,042
Accounts receivables	737	26,893	27,630
	$411,779	$26,893	$438,672

December 31, 2013	Undue	Past due	Total carrying amount

Net investment in direct financing and sales-type leases	$390,099	$—	$390,099
Accounts receivables	2,988	24,943	27,931
	$393,087	$24,943	$418,030

The carrying amount of the impaired finance receivables as of March 31, 2014 and December 31, 2013 was as follows:

March 31, 2014	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$4,660	$205	$4,455
Accounts receivable	42,430	23,393	19,037
	$47,090	$23,598	$23,492

December 31, 2013	Gross amount	Allowance for credit losses	Total carrying amount

Net investment in direct financing and sales-type leases	$6,414	$389	$6,025
Accounts receivables	39,036	20,891	18,145
	$45,450	$21,280	$24,170

The analysis of the age of the carrying amount of the overdue receivables as of March 31, 2014 and December 31, 2013 was as follows:

	March 31,	December 31,
	2014	2013

Less than 90 days	$26,372	$23,504
Over 90 days	23,914	22,330
	50,286	45,834
Less: allowance for credit losses	(23,393)	(20,891)
Total	$26,893	$24,943

For the three months ended March 31, 2014 and 2013, the related amount of interest income recognized for impaired finance receivables was $734, and $1,033, respectively.

NOTE 16 – SUBSEQUENT EVENTS

Other than the settled SEC lawsuit disclosed in note 11, no events occurred subsequent to the balance sheet date and through the date of this financial statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

AutoChina International Limited (“AutoChina,” the “Company,” “our,” or “we”) is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of (i) our commercial vehicle sales, servicing, leasing and support business, which provides financing to customers to purchase commercial vehicles and related services, and (ii) leasing commercial real estate.

We were incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in greater China.

On April 9, 2009, we acquired all of the outstanding securities of ACG, an exempt company incorporated in the Cayman Islands, from Honest Best Int’l Ltd., resulting in ACG becoming our wholly owned subsidiary. Promptly after our acquisition of ACG, we changed our name to “AutoChina International Limited.”

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessees. As of March 31, 2014, the Company had 549 stores in 26 provinces or provincial-level regions.

The Company launched its own insurance agency business in December 2011 and has signed agreements with various major insurance companies in China to sell insurance. AutoChina’s 549 store locations are each licensed to sell insurance from these carrier partners.

On September 11, 2012, the Company acquired Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center, whose topmost floors are occupied by a Hilton Worldwide-operated five-star hotel, is the tallest building in Shijiazhuang and Hebei Province. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 549 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which are reported as rental income.

Commercial Vehicle Financing Structure

From late September 2009 to November 2011, Hebei Chuangjie Trading Co., Ltd. (“Chuangjie Trading”), our VIE, engaged CITIC Trust Co., Ltd., which we refer to as the Trustee, a division of the CITIC Group, to act as trustee for a trust fund set up for the sole benefit of Chuangjie Trading, or the Trust Fund. The Trustee was responsible for the management of the funds invested in the Trust Fund, and the Trust Fund was used to purchase commercial vehicles from Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) (our existing VIE). Pursuant to the Trust Fund documents, each use of the Trust Fund (e.g. to purchase a commercial vehicle) required a written order to the Trustee from Chuangjie Trading. This structure was implemented through a non-exclusive 3-year contractual relationship that was automatically renewable and unilaterally amendable and cancellable by CITIC Trust. Under this structure, we utilized CITIC Trust’s business license for vehicle leasing. This structure also allowed us to promote our leasing business by using the nationally recognized name of CITIC, and enabled us to start a lease securitization program with CITIC, which provided an additional source of financing.

Under the structure in which CITIC Trust acted as an intermediary, commercial vehicle purchase orders were issued (upon completion of credit checks) by a local center to Chuangjie Trading, which then instructed the Trustee to place the orders for the vehicles with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant local center entered into a Sale and Management Agreement, and the Trustee, relevant local center and customer lessee entered into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agreed that: (1) the Trustee would deliver the funds for the purchase of the commercial vehicle and instructed Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the local center would hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and would provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee would be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the local center would transfer title to the vehicle to the lessee upon the lessee’s request. Under the Lease and Management Agreement, the Trust Fund was entitled to future receivables under a lease, while Chuangjie Trading was entitled to the economic benefits of the Trust Fund as the trust beneficiary.

In September 2010, we established a new wholly foreign owned enterprise in China, Ganglian Finance Leasing Co., Ltd. (“Ganglian Finance Leasing”), which performs the leasing business of commercial vehicles. In December 2010, the Company increased the paid-in capital of Ganglian Finance Leasing through its VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing from a wholly foreign-owned enterprise to a Chinese-foreign joint venture. Thereafter, In December 2010, our subsidiary, Hebei Chuanglian Trade Co. Ltd., changed its name to Hebei Chuanglian Finance Leasing Co., Ltd. (“Hebei Chuanglian Finance Leasing”) and commenced leasing commercial vehicles.

Since December 2010, our subsidiaries, Ganglian Finance Leasing and Hebei Chuanglian Finance Leasing, as lessors, have been leasing commercial vehicles directly to our customers and not as part of the structure in which CITIC Trust acted as an intermediary. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, then leases the commercial vehicles to the customer lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreement, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee, including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. Since November 2011, the Company ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired. The last of the leases entered into pursuant to this financing structure will expire in March 2014. Thereafter, the Company will operate its entire leasing business directly through its subsidiaries, Hebei Chuanglian Finance Leasing and Ganglian Finance Leasing.

In March 2013 we began leasing commercial vehicles under the newly established mortgage financing arrangement with CITIC bank. Under this agreement, CITIC Bank provides up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles and Ganglian Finance Leasing agrees to provide a full guarantee to CITIC Bank for such mortgage financing and also provides a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees.

In June 2011, our subsidiary, Fancy Think Limited, acquired the remaining equity interest of Ganglian Finance Leasing from our VIE, Kaiyuan Auto Trade, and converted Ganglian Finance Leasing back to a wholly foreign-owned enterprise. In addition, our VIE, Kaiyuan Auto Trade transferred 100% of the equity interest in Chuangjie Trading, the beneficiary of the Trust Fund, to Ganglian Finance Leasing. After the June 2011 restructuring Ganglian Finance Leasing, Hebei Chuanglian Finance Leasing and Chuangjie Trading were all directly owned by AutoChina, and were no longer part of a VIE holding structure. In March 2013, Ganglian Finance Leasing transferred its entire equity interest in Chuangjie Trading back to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading once again becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest of Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold an 80% and 20% interest, respectively, in Hebei Chuanglian Finance Leasing.

In May 2013 Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In June 2013 we established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

In November 2013, the Company established a new wholly-owned subsidiary called Top Auto International Limited (“Top Auto”) which is anticipated to hold the Company’s Internet-based businesses.

In January and February 2014, the Company established two new wholly-owned subsidiaries called First Auto Limited and Lian Sheng Investment Co, which was formed to facilitate the operation of future planned Internet-based businesses.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the its negotiating power for offshore and local bank financing. The restructuring transaction did not have a material impact on the Company’s consolidated financial statements.

Tires and Fuel Services

Commencing in January 2010, we began offering our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with AutoChina. AutoChina charges customers a fee for both services and also receives commissions on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commissions on customer purchases from the associated insurance companies. Commencing in March 2010, we began offering our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Commercial Vehicle Financing Service

Commencing September 2010, we began offering our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to AutoChina’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new AutoChina customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly payments over a term of 12 to 18 months. We recognize the second-hand vehicle leasing arrangements as a direct financing lease.

Lease Securitization Program

From November 2010 to November 2011, the Company securitized a portion of its commercial vehicle leases through a partnership with the Trustee. Under this lease securitization program, in each month, up to RMB60 million ($9.1 million) of AutoChina’s commercial truck leases were securitized and sold to investors through CITIC Group. The resulting investment products had a one-year maturity and pay interest at rates that are higher than standard savings account rates currently available in China. AutoChina incurred a cost of approximately 9% to 11% per annum under this program. In addition, AutoChina continues to own the vehicles that are the subject of such transactions and is responsible for servicing the existing retail leases of such vehicles. In November 2011, we ceased to engage CITIC Trust to act as an intermediary for new leases and ceased to raise new lease securitization borrowings. The lease securitization borrowings matured in June 2012 and CITIC Trust will continue to serve as an intermediary for the existing leases until these leases are fully settled and/or expired.

Direct Insurance Agency Service

In October 2011, we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”), for the purpose of conducting our insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with seven major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., China Life Property and Casualty Insurance Company Limited, China Continent Property and Casualty Insurance Co., Ltd, China Pacific Insurance Group, and People's Insurance Company of China. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and plan to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance. All of our commercial vehicle sales and leasing centers provide these insurance services.

Office Leasing Business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. A Hilton hotel managed by Hilton Worldwide occupies the uppermost floors of the Kai Yuan Center. Our corporate headquarters occupies floors 5, 26 and 27 and we lease out the space that we do not occupy, approximately 56,092 square meters. As of March 31, 2014 approximately 22% of this space has been leased out using leases that expire at various dates through 2017.

Acquisition of Heat Planet

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li. The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and AutoChina moved its headquarters to the new Kai Yuan Center, which serves as the control center for each of the Company’s 549 commercial vehicle financial centers located throughout China. The Company does not occupy the entire office space purchased, and has commenced leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million cash portion of the purchase price was payable within six months of occupation of the Real Estate Asset (or no later than October 6, 2013). Unpaid amounts after October 6, 2013 began to accrue interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2014). As of March 31, 2014 approximately $33.1 million is still owed to Alliance Rich due to the acquisition of Heat Planet.

Group restructuring

In January 2013, the Company agreed to amend the contractual arrangements (the “Enterprise Agreements”) with its VIEs, Kaiyuan Auto Trade and Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and their registered shareholder, Hebei Kaiyuan. Under the amendment to the Enterprise Agreements, Hebei Kaiyuan transferred its entire equity interest held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the registered shareholder of these two VIEs. Except for authorizing such transfer, the rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In March 2013, the Company performed a group restructuring to transfer the entire equity interest of its subsidiary, Chuangjie Trading, from Ganglian Finance Leasing to Kaiyuan Auto Trade. The change resulted in Chuangjie Trading becoming a VIE of the Company. In addition, Fancy Think Limited transferred a 10% interest in Hebei Chuanglian Finance Leasing to Ganglian Finance Leasing. Accordingly, Fancy Think Limited and Ganglian Finance Leasing hold 80% and a 20% interest, respectively, in Hebei Chuanglian Finance Leasing. The change in group structure does not have any financial impact to the Company’s financial position or operating results.

In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014 Ganglian Finance Leasing transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading. The Company believes the change of the group structure enhances the negotiation power for offshore and local bank financing.

Loan guarantees

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of March 31, 2014, the loan balance guaranteed by the Company amounted to $2,087.

Group structure

A group chart as of May 31, 2014 is shown below:

Legend
Direct Ownership
Contractual Arrangements
Controlled by AutoChina
AutoChina International Limited (Cayman Islands)(1)
100%
AutoChina Group Inc. (Cayman Islands)
100%
Companies Organized Outside of China
Heat Planet Holdings Limited (Hong Kong)
Fancy Think Limited (Hong Kong)
Top Auto International Inc. (Cayman Islands)(12)
First Auto Limited (Hong Kong)(13)
Companies Organized Within China
100%
80%
100%
Hebei Xuwei Trading(2)
20%
Hebei Chuanglian Finance Leasing Co., Ltd. (formerly known as "Hebei Chuanglian Trade Co., Ltd")
Ganglian Finance Leasing(3)
100%
100%
Hebei Ruiliang Trading(5)
Lian Sheng Investment(14)
100%
Hebei Ruiliang Property Services(11)
Hebei Shengrong Investment(4) (formerly known as "Hebei Xian Real Estate")
99.7%
Kaiyuan Real Estate
100%
100%
100
2%
Kaiyuan Logistics
Hebei Xuhua Trading(6)
98%
Kaiyuan Auto Trade Group
100%
Chuangjie Trading(9)
100%
100%
100%
100%
Beijing One Auto Technology(10)
Kaiyuan Insurance(8)
Transportation Companies(7) (Truck Financing Centers)
Chuanglian Auto Trade (regional office)

(1)	The public company, quoted on the OTC Bulletin Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that AutoChina indirectly acquired control of through contractual arrangements and which held the cash consideration paid to AutoChina in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, each of which is wholly owned by Kaiyuan Auto Trade Group.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014.

RESULTS OF OPERATIONS

Three months ended March 31, 2014 as compared to three months ended March 31, 2013

Overview

AutoChina’s earnings decreased during the three months ended March 31, 2014, primarily due to the litigation expense incurred to settle the SEC lawsuit. Without the litigation expense, there would have been a significant increase in earnings during the three months ended March 31, 2014 due to increased commercial vehicle sales, in part due to growth in the commercial vehicle market.

During the first quarter of 2014, the Company established four additional commercial vehicle sales, servicing, leasing and support centers in Hunan province (1), Jiangxi province (1), and Guangdong province (2) and closed one of its centers in Guangdong province, bringing the total number of locations to 549 as of March 31, 2014.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2013	15,078
New leases recorded in the year ended December 31, 2013	11,902
Vehicles repossessed or loss to accident in 2013	(782)
Vehicles transferred to customers at the end of lease term in 2013	(11,203)
Balance at December 31, 2013	14,995
New leases recorded in the three months ended March 31, 2014	2,802
Vehicles repossessed or loss due to accident in the first three months of 2014	(87)
Vehicles returned to lessee upon settling the outstanding installment	15
Vehicles transferred to customers at the end of lease term in first three months of 2014	(1,801)
Balance at March 31, 2014	15,924

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$141,531	89.3%	57,107	80.0%	147.8%
Finance	12,068	7.6%	10,501	14.7%	14.9%
Insurance	4,390	2.8%	3,747	5.3%	17.2%
Property lease and management	452	0.3%	—	0.0%	100.0%
Total revenues	$158,441	100.0%	71,355	100.0%	122.0%

Revenues for the first quarter of 2014 were $158.4 million, an increase of 122.0% from $71.4 million in the comparable prior year period.

Commercial vehicles revenue increased by 147.8%, which was primarily due to an increase in the volume of new vehicle leases during the period. AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 2,802 new leases in the three months ended March 31, 2014, compared to 1,251 new leases in the three months ended March 31, 2013. The increase in commercial vehicles revenue was also contributed to by an increase in average price per vehicle, from $45,600 to $50,500 per vehicle, for the first quarter of 2014 compared with the same period in 2013. The Company repossessed 67 vehicles whose lessees had defaulted on installment payments, sold 113 of these vehicles and other vehicles repossessed in prior periods, and realized losses relating to 7 vehicles during the three months ended March 31, 2014. In comparison, there were 250 vehicles repossessed, 129 vehicles sold and 17 missing vehicles recognized in the three months ended March 31, 2013. The increase in commercial vehicle sales, servicing and leasing was primarily due to a general stabilization in the economy that led to favorable investment sentiment for prospective purchasers of commercial vehicles.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, in which case we charge service and support fees on a monthly basis when the services are rendered. As of March 31, 2014 there were owners of 1,136 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 3.3%.

Finance revenue increased 14.9% as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect, which was partially offset by a decrease in the effective interest rate on leases during the three months ended March 31, 2014 compared to the third quarter of 2013. Insurance revenue increased 17.2% compared to the comparable prior year period, as a result of continued traction in the direct insurance agency business that commenced in late 2011.

Property lease and management revenue from the Company’s newly commenced office leasing business totaled $452,000. The office leasing business did not exist in the prior year period.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended March 31, 2014		Three months ended March 31, 2013
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$1,285	0.9%	$1,491	2.6%	(13.8)%
Commercial vehicles, related parties	136,143	98.1%	54,717	96.0%	148.8%
Insurance	638	0.5%	807	1.4%	(20.9)%
Property lease and management	632	0.5%	—	0.0%	100.0%
Total cost of sales	$138,698	100.0%	$57,015	100.0%	143.3%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of our operations. The total costs of sales in the three months ended March 31, 2014 was $137.4 million, as compared to $56.2 million in the same period of the prior year, an increase of 144.5% due predominantly to the increased volume of the commercial vehicle sales, servicing, leasing and support business. This increase was also contributed to by an increase in the average cost per vehicle in the first quarter of 2014, which was $49,000 per vehicle, as compared to $44,900 per vehicle in the comparable prior year period. The increase in cost per vehicle was due to changes in customer demand. Cost of Sales – Commercial vehicles totaled $1.3 million in the first quarter of 2014, as compared to $1.5 million in the first quarter of 2013, a decrease of 13.8%. Cost of Sales – Commercial vehicles, related parties totaled $136.1 million in the first quarter of 2014, as compared to $54.7 million in the comparable prior year period, an increase of 148.8%. The overall increase in Cost of Sales for Commercial vehicles was driven by the increased volume of new vehicles leased during the period.

Cost of insurance in the three months ended March 31, 2014 totaled $638,000, as compared to $807,000 in the comparable prior year period, a decrease of 20.9%, due to a decrease in employee insurance sales commissions due to reduced volume in our direct insurance agency services business.

Cost of sales related to Property lease and management totaled $632,000 during the three months ended March 31, 2014. The office leasing business did not exist in the prior year period.

Gross Profit

The Company’s gross profit was $19.7 million in the three months ended March 31, 2014, representing a gross margin of 12.5%, a decrease from the gross margin of 20.1% for the same period in 2013, which is primarily due to the significantly higher number of new leases established during the period, which has a lower margin than the monthly amortized finance income. Increased insurance revenue partially offset the decrease in gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended March 31, 2014 and 2013 were $14.5 million and $14.0 million, respectively. There was a slight increase of $0.5 million or 3.6% in the first quarter of 2014, compared with the same period of 2013.

From December 31, 2013 to March 31, 2014, we increased the provision for doubtful accounts from $21.3 million to $23.6 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the period was recorded in general and administrative expenses, and accordingly affects the earnings for the period.

Litigation expense

Litigation expense totaled $4.35 million for the three months ended March 31, 2014. This represented the amount the Company agreed to pay to settle the outstanding lawsuit with the SEC (see note 11 to the financial statements). There was no litigation expense during the three months ended March 31, 2013.

Interest Expense

Interest expense totaled $4.5 million for the three months ended March 31, 2014, of which $1.8 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $140,000 and $508,000 incurred for amounts due to Hebei Kaiyuan and Alliance Rich, respectively. It also included interest of $640,000 incurred from Ruituo, $110,000 from Beiguo Auto and $437,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the three months ended March 31, 2014. Interest expense totaled $1.8 million for the three months ended March 31, 2013, of which $0.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Shengrong Kaiyuan Auto Parts Co., Ltd. (“Kaiyuan Shengrong”) and Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”).

Other interest expenses increased to $2.7 million from $1.7 million, which resulted from an increased average borrowing balance from banks during the period.

Interest Income

Interest income decreased from $92,000 to $33,000 due to decreased average cash balance compared to the prior year.

Income Tax Expense

In the three months ended March 31, 2014, the Company recorded income tax expense of $1.0 million, as compared to an income tax expense of $0.6 million in the same period in 2013. This increase was due to the increased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net loss for the three months ended March 31, 2014 was $2.6 million, as compared to net income of $0.4 million in three months ended March 31, 2013, representing a decrease of 750.0% from the same period in 2013. The decrease in net income is primarily attributable to the litigation expense of $4.35 million incurred during the three months ended March 31, 2014 to settle the SEC lawsuit. Without the litigation expense, net income would have totaled $1.8 million during the three months ended March 31, 2014, or an increase of 350.0% from the same period in 2013. Not including litigation expense, the growth in net income primarily resulted from the higher number of outstanding truck leases as compared to the prior year period, which was partially offset by the lower margin contribution from a higher number of initial truck leases.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 5.60% to 9.00% per annum.

As of March 31, 2014, the Company had incurred accounts payable of $30.1 million from Ruituo, a company which is controlled by the brother of Mr. Yong Hui Li, our Chairman and Chief Executive Officer. The payable balance is unsecured, bears interest at 8.00% per annum, and is due on demand by Ruituo.

As of March 31, 2014, the Company’s outstanding borrowings from affiliates amounted to $33.1 million, $15.4 million, $144,000 and $9,000 from Alliance Rich, Hebei Kaiyuan, Mr. Li and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration of the acquisition of Heat Planet ($33.1 million as of March 31, 2014). The amount due for the acquisition of Heat Planet accrues interest at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2014). The amount due to Hebei Kaiyuan was non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and are due on demand by the lenders.

As of March 31, 2014, the Company had short-term borrowings of $162.5 million, represented by loans from various Chinese banks, which have their terms within one year.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of March 31, 2014 and December 31, 2013, the Company had working capital of $51.8 million and $47.9 million, respectively.

During the three months ended March 31, 2014, the Company increased its short-term borrowings, borrowing net funds amounting to $1.8 million. The Company had a net increase of amounts due to affiliates and accounts payable, related party amounting to $10.5 million and $14.8 million, respectively, during the first quarter of 2014. The net impact generated additional cash from operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect to obtain additional funding to expand and grow its operations, which may include debt offerings, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at March 31, 2014 and December 31, 2013 (in thousands):

	As of
	March 31,	December 31,
	2014	2013
	(unaudited)
Assets:
Cash and cash equivalents	$38,263	$31,370
Accounts receivable	27,630	27,931
Net investment in direct financing and sales-type leases	411,042	390,099
Property, equipment and improvements, net	80,843	82,254
Liabilities:
Accounts payable, related parties	$72,423	$57,586
Short-term borrowings	162,546	160,737
Due to affiliates	48,593	38,143

Accounts receivable represents the receivable from value-added services and the overdue net investment in direct financing and sales-type leases. The decrease of accounts receivable to $27.6 million as of March 31, 2014, a slight decrease of $0.3 million (1.1%) as compared with December 31, 2013, was mainly related to the slight decrease of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the commencement of our commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. As the revenue increased during the period to reflect the new monthly installment arrangements, the balance of net investment in leases increased accordingly.

Property, equipment and improvements decreased to $80.8 million as of March 31, 2014, a decrease of $1.4 million (1.7%) as compared with December 31, 2013. The decrease mainly represented the depreciation charge during the period.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties increased from $57.6 million to $72.4 million as of March 31, 2014, an increase of $14.8 million, or 25.8%, as compared with December 31, 2013. Such amounts were primarily related to the payables to our affiliates, Beiguo Auto, Xinji Beiguo Mall and Ruituo, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Short-term borrowings were used for working capital and capital expenditure purposes. The borrowings increased to $162.5 million as of March 31, 2014, from $160.7 million in December 31, 2013, because the Company secured new bank borrowings during the period. The terms of the remaining outstanding bank borrowings range from 6 months to 12 months and begin to expire in August 2014.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Three months ended March 31,
	2014	2013
Net cash (used in) provided by operating activities	$(18,351)	$22,807
Net cash (used in) investing activities	(3,419)	(2,177)
Net cash (used in) financing activities	28,415	(15,244)
Effect of exchange rate change	248	207

Net decrease in cash and cash equivalents	$6,893	$5,593

Operating Activities. The Company used $18.4 million in its operating activities for the three months ended March 31, 2014, as compared to generating $22.8 million for the three months ended March 31, 2013, representing an increase of $41.2 million in cash used. This increase in the cash used in operating activities was attributable primarily to an increase in the number of vehicles leased during the period and to the change in other payables and other current liabilities during the period.

In the three months ended March 31, 2014, the Company used $18.4 million from operating activities. During this period, the Company had a net loss of $2.6 million. In addition, the Company increased its net investment in direct financing and sales-type leases by $24.4 million. There was also an increase in accounts receivable of $3.7 million, an increase in other payables and accrued expenses of $4.8 million and a slight increase in accounts payable of $0.6 million. The remaining balance of $10.3 million arose from changes in restricted cash, inventories, deposits for inventories, prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

In the three months ended March 31, 2013, the Company generated $22.8 million from operating activities. During this period, the Company had net income of $0.4 million. In addition, the Company decreased its net investment in direct financing and sales-type leases by $26.7 million. However, there was an increase in accounts receivable by $5.7 million and decrease in accounts payable by $5.6 million. The remaining balance of $7.4 million arose from changes in inventories, deposits for inventories, prepaid expenses and other current assets, other payable and accrued liabilities, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $3.4 million in the three months ended March 31, 2014, as compared to $2.2 million for the three months ended March 31, 2014. The cash was used for the purchase of property, equipment and improvements. During the three months ended March 31, 2013, the cash was used for capital expenditures for construction in progress in the amount of $0.6 million and for the purchase of property, equipment and improvements of $0.3 million.

Financing Activities. Net cash provided by financing activities was $28.4 million in the three months ended March 31, 2014, as compared to $15.2 million used by financing activities for the three months ended March 31, 2013. During the three months ended March 31, 2014, the Company increased net borrowings by $3.0 million from banks, obtained proceeds of $10.0 million from its affiliate, Kaiyuan Real Estate as a loan and obtained net proceeds of $15.4 million from its affiliates Ruituo, Beiguo Auto and Xinji Beiguo, as part of a financing arrangement to purchase commercial vehicles for leasing. During the three months ended March 31, 2013, the Company repaid net borrowings of $19.7 million to banks and obtained net proceeds of $4.5 million from its affiliate, Ruituo, as part of a financing arrangement to purchase commercial vehicles for leasing. On the other hand, the Company received proceeds of $5,000 from its affiliate, Hebei Kaiyuan.

Historically, most or all of available cash is used to fund the investment in direct financing and sales-type leases, inventory growth and for capital expenditures. To the extent the investment in direct financing and sales-type leases and inventory growth and capital expenditures exceed income from operations, the Company generally increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

The Company expects to use cash to increase its net investment in direct financing and sales-type leases in line with its revenue growth. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain a high rate of growth.

As of March 31, 2014, AutoChina’s borrowings primarily consisted of (i) Short-term borrowings; (ii) Accounts payable, related parties; and (iii) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.4% to 7.8% as of March 31, 2014 and have terms of up to one year.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to affiliates Ruituo, a company which is controlled by Mr. Li, Beiguo Auto and Xinji Beiguo Mall. The payable balance for Ruituo is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained pursuant to those financing arrangements, which are personally guaranteed by Mr. Li. The Company expects to continue to rely on the financing from Ruituo, Beiguo Auto and Xinji Beiguo Mall in the foreseeable future.

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration to be paid in connection with the acquisition of Heat Planet ($33.1 million as of March 31, 2014). The amount began accruing interest after October 6, 2013 at the one-year rate announced by the People’s Bank of China (6.00% as of March 31, 2014).

The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of net investment in direct financing and sales-type leases, (iii) capital expenditures, and (iv) inventory and deposits for inventories changes. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth, inventory growth and capital expenditures.

Cash and cash equivalents as of March 31, 2014 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

¨	The Sino-foreign Equity Joint Venture Law (1979), as amended;

¨	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

¨	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

¨	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

¨	The Foreign Investment Enterprise Law (1986), as amended; and

¨	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as none of them have reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In March 2013, Ganglian Finance Leasing entered into a mortgage financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the mortgage financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such mortgage financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of March 31, 2014, the loan balance guaranteed by the Company amounted to $2,087.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 –Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2013.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

AutoChina’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. AutoChina has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of March 31, 2014, AutoChina’s total outstanding interest-bearing loans amounted to $283.4 million with interest rates ranging from 5.60% to 9.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

Credit Risk

AutoChina is exposed to credit risk from its cash and cash equivalents, accounts receivable and net investment in direct financing and sales-type leases. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable and net investment in direct financing and sales-type leases are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of AutoChina’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect AutoChina’s financial results in U.S. dollars terms without giving effect to any underlying change in AutoChina’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net loss for the three months ended March 31, 2014 of RMB15.9 million is reported as $2,599,000 based on the 2014 first quarter-to-date average RMB to U.S. dollar exchange rate of 6.1170.  Net income would increase $15,000 to $2,584,000 based on the March 31, 2014 exchange rate of 6.1521 RMB per U.S. dollar.  Net income would increase $684,000 to $1,915,000 based on the pre-July 2005 exchange rate of 8.3000 RMB per U.S. dollar.

Very limited hedging transactions are available in China to reduce AutoChina’s exposure to exchange rate fluctuations. To date, AutoChina has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While AutoChina may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, AutoChina’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first fiscal quarter (January through March) and third fiscal quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second fiscal quarter (April through June) and fourth fiscal quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth fiscal quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth fiscal quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release dated July 24, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: July 24, 2014